August 9, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Ms. Christina Fettig

VIA EDGAR

Re:	Registrants:

Natixis Funds Trust I (9/30/23 and 12/31/23), Natixis Funds Trust II (11/30/23 and 12/31/23), Natixis ETF Trust (12/31/23), Natixis ETF Trust II (12/31/23), Gateway Trust (12/31/23), Loomis Sayles Funds I (09/30/23 and 12/31/23) and Loomis Sayles Funds II (09/30/23 and 12/31/23)

File Nos.:

Natixis Funds Trust I: 811-04323

Natixis Funds Trust II: 811-00242

Natixis ETF Trust: 811-23146

Natixis ETF Trust II: 811-23500

Gateway Trust: 811-22099

Loomis Sayles Funds I: 811-08282

Loomis Sayles Funds II: 811-06241

Dear Ms. Fettig,

This letter responds to your comments received by telephone on July 12, 2024, regarding certain filings by the above-referenced registrants (each a “Registrant”, together the “Registrants”) on behalf of certain of their series funds (each, a “Fund”). For your convenience, we have summarized each comment below, followed by the Registrants’ responses. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrants in their respective filings.

1.

Comment: Amendments to Form N-CSR filings – Natixis ETF Trust. For future amendments to Form N-CSR filings, please consider including a cover sheet or explanatory note explaining the reason for the amended Form N-CSR filing.

Response: In future filings, the Registrants will include a cover letter or similar note that explains the reason for the amendments to the Form N-CSR filing.

2.

Comment: Item 4 (i) and (j) of Form N-CSR – All Registrants. For future Form N-CSR filings, please consider specifically addressing each sub-item of Item 4 and indicate whether it is applicable or not.

Response: In future filings, the Registrants will include clarifying disclosure to each sub-item of Item 4 of the Form N-CSR, confirming the applicability of the sub-item.

3.	Comment: Item 5 of Form N-CSR – Natixis ETF Trust and Natixis ETF Trust II. Please explain why Item 5 is marked as “not applicable.” Item 5 is “Audit Committee of Listed Registrant.”

Response: Item 5 was inadvertently marked as “not applicable.” In future filings, the Registrants will include the information required by Item 5 for Natixis ETF Trust and Natixis ETF Trust II.

4.

Comment: Senior Floating Rate Bank Loan disclosure – Loomis Sayles Senior Floating Rate and Fixed Income Fund. Refer to AICPA Investment Companies Expert Panel Meeting Minutes dated February 20, 2018. As these minutes state, the SEC said that for bank loans with multiple tranches and weighted average depicted as one unit of account, consider disclosing additional information about the various rates rather than including only a weighted average.

Response: The Registrant, on behalf of the above-referenced Fund, acknowledges the suggested disclosure as set forth per Item 1.c.iii of the AICPA’s Meeting Highlights of the February 20, 2018 AICPA Investment Companies Expert Panel (“Bank loans with multiple tranches and weighted average rates”). In future filings, the Registrant will consider including in the Fund’s disclosures on bank loans with multiple tranches additional information about the various rates rather than including only a weighted average rate.

5.

Comment: Prospectus disclosure – Loomis Sayles Investment Grade Fixed Income Fund and Loomis Sayles Investment Grade Bond Fund. In the previous August 20, 2021 Sarbanes Oxley Comment and Response #20, the Registrants stated that it would add additional risk disclosure during the Funds’ next annual update. Please explain how the disclosure was modified to include risks associated with investing in the lowest investment grade tranche.

Response: The Registrant considered the comment in connection with its prospectus updates, and believed that its existing risk disclosure (including “Credit/Counterparty Risk,” “Market/Issuer Risk” and “Liquidity Risk”) adequately capture the risks of investing in investment grade fixed income securities. However, in response to the SEC Staff’s comment, during future updates the Registrant will add the following sentence to “Below Investment-Grade Fixed-Income Securities Risk” – “Fixed-income securities rated in the lower investment grade categories may be subject to similar risks.”

6.

Comment: Prospectus disclosure - Diversification status of Natixis Vaughan Nelson Select ETF and Loomis Sayles International Growth Fund. These Funds are identified as non-diversified funds, but it looks like they may have been operating as diversified funds. If these Funds have been operating as diversified funds for more than 3 years, then please confirm that the Funds will obtain shareholder approval before resuming non-diversified status.

Response: The Registrants, on behalf of each of the above-referenced Funds, confirm that such Funds have operated as non-diversified funds within the 3-year period preceding the date of the financial statement review (December 31, 2023) and thus, maintain their status as non-diversified. Prior to December 31, 2023, Natixis Vaughan Nelson Select ETF was last non-diversified as of June 30, 2022, and Loomis Sayles International Growth Fund was last non-diversified as of November 30, 2023. Additionally, the Registrants confirm that both Natixis Vaughan Nelson Select ETF and Loomis Sayles International Growth Fund have operated as non-diversified funds as recently as June 30, 2024.

7.

Comment: Prospectus disclosure - Natixis Oakmark Fund. Please consider including risks specific to the financial sector in the prospectus for this Fund, because the Fund’s fact sheet states that the financial sector represents about 42% of equity exposure.

Response: The Registrant has carefully considered the SEC Staff’s comment. The Registrant respectfully submits that the Fund’s prospectus already contains “Focused Investment Risk” that specifically discusses investments in a small number of industries. Moreover, the Registrant respectfully submits that risks specific to the financial sector are adequately described in the section entitled “Financial Services Risk” in the Statement of Additional Information. In future filings, the Registrant will evaluate the appropriateness of risk disclosure to the extent that the Registrant expects the Fund to concentrate investments in any industry.

If you have any questions or require any clarification concerning the foregoing, please call me at (617) 449 2810

Very truly yours,

/s/ Natalie Wagner
Natalie Wagner
Assistant Secretary of the Registrants

cc:	Susan McWhan Tobin
Matthew Block
John DelPrete
Laurie Dowd
Kellie Eykel
Jan Ryu Koo
John Sgroi

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